FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: March 12, 2020	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Vice-President Deputy Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Items	Description

1	Press Release March 11, 2020

Item 1

Celebrating 100 years

News Release

CN adopts live webcast format for its 2020 annual meeting of shareholders to be held on April 28, 2020

MONTRÉAL, March 11, 2020 — CN (TSX: CNR) (NYSE: CNI) is pleased to announce that the annual meeting of shareholders will be conducted solely via live webcast this year on April 28, 2020 at 10:00 a.m. (Eastern Daylight Time). We are pleased to embrace the latest technology to provide easy access, improved communication, and cost savings for our shareholders and the Company. Holding an online only shareholder meeting minimizes the health risk that may be associated with large gatherings and is in line with our sustainability vision and belief. This meeting format will provide a consistent experience to all shareholders regardless of their location, as well as the opportunity for global, English and French interactive access to a dialogue with our executives and members of our Board.

The company’s Management Information Circular and Notice of Annual Meeting of Shareholders as well as its 2019 Annual Report will be available to shareholders on or about March 24, 2020 in the Investors’ section of CN’s website. Meeting materials distributed to shareholders shortly thereafter will include their control number and instructions on how to access the webcast the day of the meeting and vote their shares. Such instructions will also be posted on the Investors’ section of CN’s website.

In order to access the webcast meeting platform, participants will need an Internet-connected device, such as laptops, computers, tablets or cellphones. The webcast meeting platform will be fully supported across browsers and devices running the most updated version of applicable software plugins.

CN is a true backbone of the economy transporting more than C$250 billion worth of goods annually for a wide  range of business  sectors,  ranging  from  resource  products  to manufactured products to consumer goods, across a rail network of approximately 20,000 route miles spanning Canada and mid-America. CN — Canadian National Railway Company, along with its operating railway subsidiaries — serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto,  Edmonton, Winnipeg,  Calgary, Chicago,  Memphis, Detroit,  Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company’s website at www.cn.ca.

Contacts:

Media	Investors

Jonathan Abecassis	Paul Butcher
Senior Manager	Vice-President
Media Relations, CN	Investor Relations, CN
514-399-7956	514-399-0052